UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 19, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Playboy Enterprises, Inc.

File No. 001-14790 - CF#25186

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Playboy Enterprises, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 7, 2010.

Based on representations by Playboy Enterprises, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through October 31, 2014
Exhibit 10.2	through October 16, 2014
Exhibit 10.3	through March 31, 2022
Exhibit 10.6	through December 31, 2014
Exhibit 10.7	through December 31, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel